EXHIBIT 77D for AXP Extra Income Fund, Inc.

At a meeting of the Board of the Directors on September 8-9, 1999, the following changes to the investment policies were approved:

For each Fund having the 5% restriction

RESOLVED, That the 5% restriction on when-issued be eliminated.